Exhibit 12(a)

NEXTERA ENERGY, INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS(a)

Nine Months Ended September 30, 2015
(millions of dollars)
Earnings, as defined:
Net income	$2,252
Income taxes	981
Fixed charges included in the determination of net income, as below	967
Amortization of capitalized interest	30
Distributed income of equity method investees	58
Less: Equity in earnings of equity method investees	87
Total earnings, as defined	$4,201

Fixed charges, as defined:
Interest expense	$912
Rental interest factor	41
Allowance for borrowed funds used during construction	14
Fixed charges included in the determination of net income	967
Capitalized interest	74
Total fixed charges, as defined	$1,041

Ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock dividends(a)	4.04
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(a)
NextEra Energy, Inc. has no preference equity securities outstanding; therefore, the ratio of earnings to fixed charges is the same as the ratio of earnings to combined fixed charges and preferred stock dividends.